EXHIBIT 99.1


News Announcement


                                                           [BRIGHT STATION LOGO]



                 Bright Station plc Q1 2001 Results Announcement


London, 31 May 2001, Bright Station plc (LSE: BSN, NASDAQ: BSTN) today announced its first quarter results for the three month period ending 31 March 2001, which follows on from the Board's recent statements relating to the Group's restructuring and today's announcement regarding additional funding for the Group.

Consistent with the revised strategy outlined in the Board's announcement of 30th April 2001, the attached statement of results reflects the fact that our eCommerce businesses, comprising Sparza and officeshopper, will be either closed or sold, in order to reposition the Group as a pure play knowledge management company through its Smartlogik subsidiary.

Today, the Company announced that it had secured placing commitments from institutional investors to raise approximately (pound)12 million (net of expenses) through the issue of 270,000,000 New Ordinary Shares at 5 pence each through a Placing and Open Offer. As a result, the Company expects to be in a position to fully implement the restructuring.

As a consequence, these results now show the eCommerce operations as discontinued. The results also include a significant level of overhead relating to corporate staff, currently being deployed to manage the funding and Group restructuring plans, which on completion will render the majority of these individuals redundant.

In addition, the proposed restructuring has necessitated the restatement of certain of the 31 December 2000 results. Details of these restatements are included in note 2.

Group revenues for continuing operations for the quarter of (pound)2.3 million reflected an 18% increase over Q4 2000 and a 108% increase over Q1 2000. Operating loss for the quarter was (pound)6.1 million, of which (pound)4.4 million related to continuing operations. In addition, a (pound)0.2 million charge was written off against the carrying value of investments.

The increase in revenues was principally driven by Smartlogik which continues to leverage the sales and marketing infrastructure put in place towards the end of 2000. Smartlogik announced important strategic relationships with Intel Corporation and Norcontrol during the quarter, and with IBM since the quarter end. Smartlogik has continued to secure new customers, including Virgin Group, the Danish Foreign Ministry and others. Its client list now includes over 100 corporations and organisations.

As at 31 March 2001 cash at bank was (pound)7.4 million compared to a net current asset position of (pound)5.6 million. On 2nd May 2001, the Board announced that cash balances as at the end of April amounted to (pound)2.9 million and that the Board was taking radical action to reduce significantly the level of operational cash outflows for the remainder of the quarter. The rate of decline in cash reserves during April was in part attributable to accelerated payments to settle creditor liabilities coupled with slower than anticipated cash collection of receivables.

Cash outflows in the month of April also included the final payment of (pound)450,000 in deferred consideration for Write Works Ltd, in addition to costs incurred in relation to the Group's reorganisation of its WebTop operations which were transferred to Smartlogik on 8th May 2001.

On 9th May 2001, the Board announced that it had entered into a legally binding agreement regarding the sale of the name, customer list and debtor book of officeshopper, its online office supplies company, to Inkwell Direct, a division of the Howarine Calvert group of companies.

The only non-core business remaining within the Group is Sparza, where the cost base has been reduced and plans made for its closure. During the past month corporate overheads have also been curtailed, and the corporate centre is now focused exclusively on completing the restructuring for the ongoing business, Smartlogik.

Allen Thomas, Chairman of Bright Station, said:

"Smartlogik, the business around which the company is currently being restructured, continues to trade satisfactorily, despite the disruption that the current process inevitably causes.

"Today's funding announcement shows institutional endorsement of the Smartlogik business and management and we are confident that Smartlogik will be able to deliver value to our shareholders under the revised corporate structure."


                                    - ENDS -

For further information please contact:

Allen Thomas                                           +44 20 7930 6900
Chairman -Bright Station plc

John Olsen/James Longfield                              +44 20 7357 9477
Hogarth Partnership
jolsen@hogarthpr.co.uk

David Collins/Robert Rinderman                          001 212 835 8500
Jaffoni & Collins
BSTN@jcir.com

Bright Station plc
Consolidated Profit and Loss Account (unaudited)
For the 3 months ended 31 March 2001



                                     Continuing    Discontinued                        Continuing     Discontinued
                                     operations      operations             Total      operations       operations           Total
                                           2001            2001              2001            2000             2000            2000
                                    (pound)'000     (pound)'000       (pound)'000     (pound)'000      (pound)'000     (pound)'000
Turnover                                  2,293             748             3,041           1,102           38,751          39,853
Cost of sales                             (262)           (420)             (682)           (146)         (17,377)        (17,523)
                                 --------------- ---------------     -------------     -----------    ------------     -------------
Gross profit                              2,031             328             2,359             956           21,374          22,330

Distribution costs                      (1,711)           (175)           (1,886)           (210)          (5,835)         (6,045)
Administrative expenses                 (4,685)         (1,918)           (6,603)         (1,051)         (15,755)        (16,806)
                                 --------------- ---------------     -------------     -----------    ------------     -------------
Operating loss                          (4,365)         (1,765)           (6,130)           (305)            (216)           (521)

Loss on disposal of ISD                       -               -                 -               -        (106,045)       (106,045)
                                 --------------- ---------------     -------------     -----------    ------------     -------------
Loss on ordinary activities
after exceptional items                 (4,365)         (1,765)           (6,130)           (305)        (106,261)       (106,566)

                                 =============== ===============                       ===========    ============

Interest receivable                                                           143                                               80
Amounts written off
investments                                                                 (181)                                                -
Interest payable                                                              (3)                                          (4,695)
                                                                    --------------                                     -------------
Loss on ordinary activities
before taxation                                                           (6,171)                                        (111,181)

Taxation on loss on ordinary
activities                                                                      -                                            (282)
                                                                    --------------                                     -------------
Loss on ordinary activities
after taxation                                                            (6,171)                                        (111,463)

Minority equity interests                                                       -                                             (21)
                                                                    --------------                                     -------------
Retained loss                                                             (6,171)                                        (111,484)

                                                                    ==============                                     =============

Loss per share (pence)                                                      (3.6)                                           (71.9)


Shares used in computing loss
per share (thousands)
                                                                          172,615                                          155,061


Bright Station plc
Consolidated Balance Sheet (unaudited)
As at 31 March 2001

                                                                                                       31 March        31 December
                                                                                                           2001               2000
                                                                                                    (pound)'000        (pound)'000
FIXED ASSETS
Goodwill                                                                                                  2,335              2,364
Tangible assets                                                                                           1,908              1,445
Investments                                                                                                 600                600
                                                                                               ----------------  -----------------
                                                                                                          4,843              4,409
                                                                                               ----------------  -----------------
CURRENT FIXED ASSETS
Debtors                                                                                                   4,748              3,310
Cash at bank and in hand                                                                                  7,414             16,334
                                                                                               ----------------  -----------------
                                                                                                         12,162             19,644

CREDITORS (amounts falling due within one year)                                                         (6,537)            (7,354)
                                                                                               ----------------  -----------------
NET CURRENT ASSETS                                                                                        5,625             12,290
                                                                                               ----------------  -----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                                    10,468             16,699

CREDITORS (amounts falling due after more than one year)                                                   (17)               (17)
                                                                                               ----------------  -----------------
                                                                                                         10,451             16,682

                                                                                               ================  =================

CAPITAL AND RESERVES
Called up share capital                                                                                   1,726              1,726
Share premium account                                                                                   184,057            184,057
Shares to be issued                                                                                         134                134
Profit and loss account                                                                               (175,466)          (169,235)
                                                                                               ----------------  -----------------
Total equity shareholders' funds                                                                         10,451             16,682

                                                                                               ================  =================


Certain adjustments have been made to the carrying amount of certain fixed assets in the balance sheet as at 31 December 2000 as the result of the ongoing restructuring of the Group. These are detailed in note 2.

Bright Station plc
Consolidated Cash Flow Statement (unaudited)
For the 3 months ended 31 March 2001

                                                                                                        2001              2000
                                                                                                 (pound)'000       (pound)'000

NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                                                  (8,072)             2,770
                                                                                           -----------------  ----------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                                        172                64
Interest paid on bank loans and overdrafts                                                                 -           (1,472)
Interest paid on finance leases                                                                            -               (5)
                                                                                           -----------------  ----------------
                                                                                                         172           (1,413)
                                                                                           -----------------  ----------------

TAXATION PAID                                                                                           (61)             (120)
                                                                                           -----------------  ----------------

CAPITAL EXPENDITURE
Payments to acquire intangible assets                                                                      -           (2,008)
Payments to acquire tangible fixed assets                                                              (775)             (354)
Payments to acquire fixed asset investments                                                            (175)                 -
                                                                                           -----------------  ----------------
                                                                                                       (950)           (2,362)
                                                                                           -----------------  ----------------

CASH OUTFLOW BEFORE THE USE OF LIQUID RESOURCES AND FINANCING                                        (8,911)           (1,125)
                                                                                           -----------------  ----------------
FINANCING
Net proceeds on issue of Ordinary share capital                                                            -                84
Debt due within one year
- Repayment of loans                                                                                       -           (3,701)
- Repayment of capital element of finance leases                                                           -             (642)
                                                                                           -----------------  ----------------
                                                                                                           -           (4,259)
                                                                                           -----------------  ----------------
DECREASE IN CASH                                                                                     (8,911)           (5,384)

                                                                                           -----------------  ----------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)

Decrease in cash in the period                                                                       (8,911)           (5,384)
Cash used to decrease lease financing                                                                      -               642
Cash used to repay loans                                                                                   -             3,701
                                                                                           -----------------  ----------------
Change in net debt from cash flows                                                                   (8,911)           (1,041)
Other non-cash changes                                                                                     -             (249)
Effect of foreign exchange rate changes                                                                    -               520
                                                                                           -----------------  ----------------
Movement in net debt in period                                                                       (8,911)             (770)
Net funds/(debt) at beginning of period                                                               16,297         (154,126)
                                                                                           -----------------  ----------------
Net funds/(debt) at end of period                                                                      7,386         (154,896)

                                                                                           =================  ================


Bright Station plc
For the 3 months ended 31 March 2001 (unaudited)

1.   Analysis of Revenues


                                                                       2000                                                2001
                                       Qtr1            Qtr2            Qtr3            Qtr4           Total                Qtr1
                                (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000         (pound)'000

Continuing Operations
    Smartlogik                          691             994           1,017           1,441           4,143               1,746
    Other                               411             419             476             498           1,804                 547
                               ------------  --------------  --------------  --------------  --------------  ------------------
Total continuing operations
                                      1,102           1,413           1,493           1,939           5,947               2,293

Discontinued operations
                                     38,751          11,294             875             775          51,695                 748
                               ------------  --------------  --------------  --------------  --------------  ------------------
Total revenues                       39,853          12,707           2,368           2,714          57,642               3,041

                               ============  ==============  ==============  ==============  ==============  ==================

Bright Station plc
For the 3 months ended 31 March, 2001 (unauditied)

2.   Post 31 December 2000 balance sheet events

On 28 February 2001, the Company made its preliminary announcement of its results for the year ended 31 December 2000. The reported loss before tax for the year was (pound)128,944,000.

This loss has been adjusted as follows:


                                                                                                   (pound)000
Original loss before tax per preliminary announcement                                                (128,944)
Impairment adjustment (see below)                                                                      (2,249)
Reclassification of capital development costs relating to ISD                                            (501)
--------------------------------------------------------------------------------------         ----------------
Loss before tax                                                                                      (131,694)
--------------------------------------------------------------------------------------         ----------------


On 30 April 2001 the Group announced its intention to refocus its business operations, with the resultant sale or closure of its e-commerce activities, comprising officeshopper and Sparza, and curtailment of head office activities.

The decision to refocus the activities of the business as described above provided evidence of an impairment in value that had occurred prior to the balance sheet data. An impairment review of the carrying value of the fixed assets held in the balance sheet at 31 December 2000 has been performed and an adjustment to the carrying value was made as above.

The impairment of fixed assets was calculated as follows:


                                                                       Carrying value
                                                 Original                 adjustments
                                                     2000                                                    2000
                                              (pound)'000                 (pound)'000                 (pound)'000
-------------------------------------         -----------              --------------                 ------------
FIXED ASSETS
Intangible assets                                     295                       (295)                           -
Goodwill                                            2,621                       (257)                       2,364
Tangible assets                                     2,398                       (953)                       1,445
Investments                                         1,344                       (744)                         600
-------------------------------------         -----------              --------------                 ------------
                                                    6,658                     (2,249)                       4,409
-------------------------------------         -----------              --------------                 ------------


A change was also made to the exceptional loss on the disposal of ISD as a result of reclassification of capital development costs. The effect of this change has also been detailed above.

Bright Station plc
For the 3 months ended 31 March 2001 (unaudited)

3. Reconciliation of operating loss to net cash (outflow)/inflow from operating activities


                                                                                           31 March          31 March
                                                                                               2001              2000
                                                                                         (pound)000        (pound)000

    Operating loss                                                                          (6,130)             (521)
    Depreciation charges                                                                        307             1,501
    Amortisation of goodwill                                                                     32                 -
    Amortisation of development costs                                                             -             2,878
    Loss on disposal of intangible fixed assets                                                   -              (56)
    Profit on disposal of fixed asset investments                                                 -                93
    Loss on disposal of tangible fixed assets                                                     3                 1
    Increase in debtors                                                                     (1,719)           (1,448)
    (Decrease)/increase in creditors                                                          (546)             6,420
    Exchange variances                                                                         (19)           (4,257)
    Cash cost of restructuring                                                                    -              (73)
    Other working capital movements                                                               -               (5)
    Other adjustments for non-cash items                                                          -           (1,763)
                                                                                  -----------------  ----------------
    Net cash (outflow)/inflow from operating activities                                     (8,072)             2,770

                                                                                  =================  ================

Bright Station plc
For the 3 months ended 31 March 2001 (unaudited)

4.   Discontinued activities

     The quarterly financial statements for the 3 months ending 31 March 2001 have been restated to reflect the reclassification of the eCommerce business, comprising Sparza and officeshopper, as discontinued.

5.   Administrative expenses

     Administrative expenses for the quarter ending 31 March 2001 include non-recurring costs relating to the Group restructuring.

6.   Post balance sheet events

     Disposal of officeshopper assets

     On 9th May 2001, the board announced that it had entered into a legally binding agreement regarding the sale of the name, customer list and debtor book of officeshopper, it's online office supplies company, to Inkwell Direct, a division of the Howarine Calvert group of companies for consideration of up to (pound)450,000, payable in cash.

     Placing and Open Offer

     On 31 May 2001, the Group announced its proposed placing and open offer of 270,000,000 new shares of 1p each subject to approval by shareholders at an Extraordinary General Meeting of the Company. The estimated proceeds of the placing and open offer of approximately (pound)12 million net of expenses, are required for the Group to be able to continue in operational existence for the foreseeable future.


These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended 31 December 1999 have been reported on by PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report for the year ended 31 December 1999 was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. The auditors expect to issue an unqualified, but modified, opinion for the year ended 31 December 2000. The modified opinion is expected to contain an explanatory paragraph relating to a fundamental uncertainty concerning the going concern basis of preparation for the financial statements being dependent upon the successful completion of the Placing and Open Offer.